Filing under Rule 425 under

the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Filing by: CSR plc

Subject Company: SiRF Technology Holdings, Inc.

SEC File No. of SiRF Technology Holdings, Inc.: 132-00001

The following is the presentation made by CSR plc (“CSR”) in connection with the Fourth Quarter 2008 Financial Results and the proposed merger of SiRF Technology Holdings, Inc. (“SiRF”) with a subsidiary of CSR.

CSR plc

Combination with SiRF Technology Holdings, Inc

Strengthens our leadership position in the Connectivity Centre

10 February, 2009

©CSR PLC 2009. All rights reserved.
BETTER CONNECTED

Disclaimer

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the current expectations and beliefs of management of CSR plc (“CSR”) concerning the proposed merger of SiRF Technology Holdings,

Inc. (“SiRF”) with SiRF Acquisition Sub, Inc. , a direct, wholly-owned subsidiary of CSR (the “merger”) and other future events and their potential effects on CSR.  Such statements are based upon the current beliefs and expectations of our management, are not guarantees of future results and are subject to a significant number of risks and uncertainties.  These forward-looking statements are inherently subject to significant business,

economic and competitive uncertainties and contingencies and risk, many of which are beyond our control. Those factors include, without limitation:

the ability to obtain the approval of the transaction by SiRF’s stockholders and CSR’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the ability to integrate SiRF’s businesses into those of

CSR’s in a timely and cost-efficient manner; the development of the markets for SiRF’s and CSR’s products; the combined company’s ability to develop and market a multifunction radio product containing our GPS-based location technology and CSR’s bluetooth technology in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short–term; factors affecting the quarterly results of

SiRF, CSR and the combined company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of

SiRF, CSR and the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of SiRF,

CSR and the combined company to compete successfully; our product warranties; the impact of legal proceedings; the impact of the intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in SiRF’s periodic reports filed with the Securities and Exchange Commission, including its Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form

10-K and CSR’s and SiRF’s other filings with the SEC.

In connection with the proposed merger, CSR intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on

Form F-4 containing a proxy statement/prospectus for the stockholders of SiRF and each of CSR and SiRF plan to file other documents with the

SEC regarding the proposed merger transaction.

Before making any voting or investment decision, SiRF’s stockholders are urged to read the proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the proposed merger.  Investors and stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus, as well as other relevant documents containing important information about CSR and SiRF at the SEC’s website

(http://www.sec.gov) once such documents are filed with the SEC.  SiRF’s stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to CSR, Unit

400, Cambridge Science Park, Milton Road, Cambridge, CB4 -0WH, United Kingdom, Attention: Investor Relations,  +44 (0) 1223 692 000 or to

SiRF, 217 Devcon Drive, San Jose, CA, 95112-4211, Attention: Investor Relations, +1 (408) 392-8480.  Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the fiscal year ended December 31, 2007 and available on its website at

(http://www.csr.com/home.php), and information about their ownership of SiRF’s common stock is available on its website.  Information about

SiRF’s directors and executive officers and other persons who may be participants in the solicitation of proxies from SiRF’s stockholders is set forth in SiRF's annual report on Form 10-K for the fiscal year ended December 31, 2007 and SiRF's revised proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on July, 3 2008.

A prospectus complying with the Prospectus Rules made by the UK Financial Services Authority will be published and will be available on request from CSR, Unit 400, Cambridge Science Park , Milton Road, Cambridge, CB4 0WH

©CSR PLC 2009. All rights reserved.
BETTER CONNECTED

Agenda

1. Fourth Quarter Results

2. SiRF transaction – compelling strategic rationale

Strong financial case

Strengthens and diversifies CSR

Strengthens our leadership position in the Connectivity Centre

CSR plc

© CSR PLC 200[illegible]. All rights reserved.

Fourth Quarter 2008 Financial Results

©CSR PLC 2009. All rights reserved.
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Overview

Significant operational progress

Design wins give increasing confidence of growing market share in 2009

Will have launched four products by the end of this month

Cost saving programme fully implemented with benefit now expected to be $25 million for 2009

Fourth quarter financial outcome in line with expectations

Economic environment means market outlook continues to be difficult and unclear

Revenue for first quarter 2009 expected to be $65 million to $85 million

©CSR PLC 2009. All rights reserved.
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Operational progress

Anticipate shipping BC7 in third quarter to our lead customer.  Sampling with other Tier 1’s

MusiCore being evaluated at multiple Tier 1 handset manufacturers

Launched:

UF6000, the world’s smallest embedded WiFi chip at just 16mm2

CSR9000, our BT / FM / WiFi combination, to be launched shortly

CSR Synergy, CSR's new host software suite for combination chips

BC7830:BT / FM / GPS combination chip launched

Formally launched PureSpeechTM as well as a new partnership with Unify4Life Corporation

Intel PC partnership progressing well

©CSR PLC 2009. All rights reserved.
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Financial Summary

Q4 2008

Q3 2008

Revenue

$140.1m

$205.5m

Gross Margin

43.5%

44.5%

Underlying* operating profit

$1.7m

$32.1m

Underlying* diluted earnings per share

$0.05

$0.19

Operating result

($15.0m)

$30.9m

Diluted (loss) earnings per share

($0.05)

$0.18

Net cash from operating activities

$34.0m

$17.4m

Cash, cash equivalents & treasury deposits

$261.9m

$226.4m

Revenue in line with guidance

Revenue of $140 million for fourth quarter 2008 and $695 million for the full year

Gross margin of 43.5%

Underlying operating profit for the fourth quarter 2008 of $1.7 million and $65.2 million for the year

Cost reduction plan implemented leading to $25 million reduction in 2009 annual opex

Strong cash generation and year end cash balance of $261.9 million

Note:

*

Underlying results exclude charges in R&D for the amortisation of acquired intangible assets (Q4 2008: $1.2 million; Q3 2008:

$1.2 million; Q4 2007: $1.7 million) and charges in SG&A for restructuring (Q4 2008: $14.4 million) and the adjustment to goodwill as a result of the recognition of pre acquisition tax losses (Q4 2008: $1.0 million; Q4 2007: $0.3 million).

SiRF Transaction

©CSR PLC 2009. All rights reserved.
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Compelling Financial, Commercial and Strategic Rationale

Diversifies revenue base, by customer, technology and market from day one

Substantial combined cash (pro-forma $378 million as at end FY08)

Considerable cost synergies of at least $35 million per annum expected to be implemented within 60 days post completion

Expected to be significantly accretive to EPS in H2 2009 and 2010

Strong
Financial
Case

Strengthens and
diversifies
CSR

Strengthens our
leadership
position in the
Connectivity
Centre

Creates a global leader in both Bluetooth and GPS

Increases scale in a fast growing sector of the Connectivity Centre

Significant cross-selling opportunities from complementary customer base

Strong IP portfolio

Enhances Connectivity Centre portfolio

Addresses market demand for Bluetooth / GPS combo chip

Strong support from Tier 1 customer base

De-risks CSR’s strategic plan

Consumer
10%
Wireless
30%
PND /
Auto
60%

©CSR PLC 2009. All rights reserved.
BETTER CONNECTED

Overview of SiRF

Revenue split (Q3 08)

Business description

Example major customers

* Non GAAP

Pioneered consumer GPS

2008 revenue of $232.5 million and EBIT of

$(37.5)* million

Loss making, but currently executing

cost reduction programme

Strong cash position of $115.8 million as at

31 December 2008

Headquartered in San Jose

518 employees, including over 362 in

R&D

# 1 independent global player in GPS

Strong patent portfolio

Garmin

Motorola

RIM

Samsung

TomTom

©CSR PLC 2009. All rights reserved.

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Transaction Overview

SiRF to merge into CSR

SiRF shareholders receive approximately 0.741 CSR shares for every 1 SiRF share

As at close on 9 February 2009, represents a value of $136 million

Post-transaction, CSR shareholders will own 73% of the enlarged group with SiRF shareholders holding the remaining 27%

Undertakings to vote in favour of Merger from Dado Banatao, Tallwood Venture Capital, and

Kanwar Chadha (4.8% in total)

2 of 11 CSR Board seats for SiRF

Transaction is expected to close late Q2 2009

Listing to remain in UK with US registration

Strong Financial Case

©CSR PLC 2009. All rights reserved.

BETTER CONNECTED

Strong Financial Case

Notes:

1       Includes run rate impact of cost reductions announced in 2008 for SiRF and CSR of $35m and $25m respectively

2       CSR EBIT represents underlying EBIT. CSR underlying results exclude charges in R&D for the amortisation of acquired intangible assets

         SiRF financials are adjusted non GAAP

$m

SiRF 2008A

CSR 2008A

Pre-announced
2009 cost
savings

Cost
synergies

Total (pro-
forma)

Revenue

232.5

694.9

927.4

EBIT2

(37.5)

65.2

60.01

35.0

122.7

Margin

na

9.4%

13.2%

Broader, more diversified revenue base (pro forma 2008 combined revenue of $927 million)

Substantial combined cash position (pro forma $378 million as at end FY08)

At least $35 million of expected annual cost synergies implemented within 60 days post completion

Estimated one-off integration charge of $15 million

Expected to be significantly accretive to EPS in H2 2009 and FY 2010

CSR executive management team to lead combined business

©CSR PLC 2009. All rights reserved.
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Pre-existing SiRF Litigation

SiRF has ongoing IP litigation with Global Locate/Broadcom at U.S. International Trade
Commission and U.S. District Court

ITC

Case seeks damages

Set for trial in late 2010

CSR has undertaken a detailed review

District Court

Litigation risk factored into CSR’s determination of Transaction Value

This is a legacy issue not a constraint on ongoing business

Conclusion

ITC recently issued final determination

ITC granted import ban order: applies to SiRF and four named customers (Pharos, MIO, MiTAC, E-TEN)

SiRF confident with its work-arounds for most patents: should avoid material disruption to SiRF’s business

Strengthens and diversifies CSR

MU
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
2009
2010
2011
2012

MU
800
700
600
500
400
300
200
100
-
2009
2010
2011
2012

©CSR PLC 2009. All rights reserved.
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Strengthens and diversifies CSR – leader in two attractive growth markets

Bluetooth

GPS

Source:   CSR estimates

●	◕	◔	◕	○	●	◕
	○	◔	◕	◔	○	●	○

● ○

©CSR PLC 2009. All rights reserved.
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Strengthens and diversifies CSR – Cross-selling Opportunity

Complementary customer base means that cross-selling opportunities are significant

Dual product offering increases combined group’s attractiveness as a supplier

CSR

(BT)

SiRF

(GPS)

Relationships with leading Handset Manufacturers

Customer 1

Customer 2

Customer 3

Customer 4

Customer 6

Customer 7

Strong relationship

Limited relationship

Customer 5

©CSR PLC 2009. All rights reserved.

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Strengthens and diversifies CSR – Strong Combined GPS IP Position

GPS

A-GPS

E-GPS

Combined patent portfolio in excess of 200 GPS patents

Combined IP covers complete range of GPS technologies

Strong GPS IP

Weak GPS IP

Strengthens our leadership position in the
Connectivity Centre

BLUECORE
BCS
BC7000
SIRFSTAR
BC7000
UNIFI
CSR 9000
MUSICORE
BC7000
DEMO CHIP
DEMO CHIP
CSR SYNERGY
NFC
GPS
Wi Fi
uwb
low energy

©CSR PLC 2009. All rights reserved.
BETTER CONNECTED

Strengthens our leadership position in the Connectivity Centre
- Combo Chip

8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
$bn
2008
2012

©CSR PLC 2009. All rights reserved.
BETTER CONNECTED

Strengthens our leadership position in the Connectivity Centre
– Connectivity Market Growth

CAGR
18%

Source:   CSR estimates

3.5

7.0

Combined market for all technologies (BT, FM, GPS, Wi-Fi, UWB, NFC) growth from $3.5bn to $5-7bn

CAGR
9%

5.0

©CSR PLC 2009. All rights reserved.
BETTER CONNECTED

Summary – Compelling Financial, Commercial and Strategic Rationale

Strong financial case

Strengthens and diversifies CSR

Strengthens our leadership position in the Connectivity
Centre

Appendix

©CSR PLC 2009. All rights reserved.
BETTER CONNECTED

Process to Completion

Expected date

Mid Feb – Mid March

April - May

May - June

June

Event

HSR waiting period and clearance

Circular sent to CSR shareholders and publication of
the Prospectus

F-4 registration statement sent to SiRF shareholders

CSR and SiRF shareholder meetings to approve the
transaction

Completion

0
(50)
(100)
(150)
(200)
(250)
(300)
(350)
(400)
(450)
($m)
(399.0)
270.4
3.7
19.1
38.4
38.1
(0.9)
(6.0)
(36.2)
Net income (GAAP)
Impairment
Restructuring charges
Amortisation of acquisition intangibles
Stock-based compensation expense
Provision for income tax
Gain on divesture
Release of escrow funds
Net income (non-GAAP)

©CSR PLC 2009. All rights reserved.
BETTER CONNECTED

SiRF net income — GAAP to non-GAAP reconciliation

Source:  SiRF 2008 results

©CSR PLC 2009. All rights reserved.
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SiRF Income Statement

($ 000’s)

2008

2007

2006

Revenue

232,452

329,380

247,680

Cost of goods sold

147,994

161,766

111,937

Gross profit

84,458

167,614

135,743

Gross margin (%)

36.3

50.9

54.8

Operating expenses

441,797

180,743

131,007

Operating profit (GAAP)

(357,339)

(13,129)

4,736

Net Interest income/(loss)

-

7,997

6,865

Net other income/(loss)

(2,717)

(605)

(232)

PBT (GAAP)

(360,056)

(5,737)

11,369

Tax

38,917

4,660

8,969

Net income (GAAP)

(398,973)

(10,397)

2,400

Basic EPS

(6.47)

(0.19)

0.05

Diluted EPS

(6.47)

(0.19)

0.04

Operating profit (non-GAAP)

(37,547)

55,851

52,614

Net income (non-GAAP)

(36,200)

59,953

50,278

Diluted EPS (non-GAAP)

(0.59)

0.99

0.90

Source:   Annual reports

©CSR PLC 2009. All rights reserved.

BETTER CONNECTED

SiRF Balance Sheet

($ 000’s)

2008

2007

2006

Assets

Cash and cash equivalents

85,840

100,963

133,817

Current financial assets

29,950

38,446

36,391

Inventories

16,372

27,962

16,472

Accounts receivable

16,329

37,060

18,375

Deferred tax assets

22

6,946

11,743

Other current assets

4,153

5,380

6,912

Total current assets

152,666

216,757

223,710

Non-current financial assets

1,700

-

26,412

Net PPE

13,637

13,147

8,469

Goodwill

-

215,752

55,967

Net intangible assets

21,602

82,705

19,680

Non-current deferred tax assets

2,239

34,032

31,620

Other non-current assets

2,907

1,348

805

Total non-current assets

42,085

346,984

142,953

Total assets

194,751

563,741

366,663

($ 000’s)

2008

2007

2006

Liabilities

Accounts payable

15,038

22,069

15,883

Accrued employee benefits

8,535

12,590

10,508

Other accrued liabilities

7,743

6,145

4,127

Deferred margin on shipments to
distributors

1,714

3,028

1,256

Deferred revenue

1,368

373

574

Other current liabilities

1,049

5,772

6,001

Total current liabilities

35,447

49,977

38,349

Non-current deferred tax liability

Non-current income tax payable

2,424

2,762

-

Non-current obligations

1,695

1,421

Total non-current liabilities

4,284

4,352

Total liabilities

39,731

54,329

39,320

Equity

Preferred stock

-

-

-

Common stock

6

6

5

Additional paid in capital

593,350

548,895

355,690

Acc. other comprehensive loss

21

(105)

(142)

Accumulated deficit

(438,357)

(39,384)

(28,210)

Total stockholders equity

155,020

509,412

327,343

Total liabilities and equity

194,751

563,741

366,663

Source:   Annual reports

©CSR PLC 2009. All rights reserved.

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SiRF Products

Architecture

Product

Description

SiRFstarII

GSC2x

Combines radio frequency integrated circuit and a digital signal processing circuit in a single package

SiRFstarIII

GSC3/LP

Combines radio frequency integrated circuit and a digital signal processing circuit in a single 7 mm x 10 mm package and utilizes lower power requirements

GSC3LT

SiRF's most power-efficient and the smallest version of SiRF's flagship SiRFstarIII architecture, ideal for a wide range of GPS enabled consumer mobile devices, particularly wireless devices

GSD3t

Single die, smallest footprint and highest performance
implementation of SiRFstarIII, architecture. Multimode satellite signal processor utilizes host processor for low cost, low power system implementation targeting wireless applications

SirFInstant (Motorola)

MG2000

Used in telematics applications

MG4x00

Instant GPS, used in cellular handsets and public safety two-way radios

GSCi-5000

SiRF's extremely small multimode A-GPS chip, which is optimized to address the space and cost constraints of cellular handsets

SiRFtitan (Centrality)

Titan

Powerful GPS and multifunction processor designed for
performance navigation

SiRFatlas (Centrality)

Atlas

GPS and multifunction processor optimized for most cost-sensitive entry/value navigation

©CSR PLC 2009. All rights reserved.
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SiRF Software

Software

Description

SiRFLoc

Client and server software for wireless devices that provides enhanced location information using the capabilities of the wireless networks, as needed, for multimode
GPS

SiRFXTrac

Software designed to provide high-sensitivity satellite tracking in autonomous GPS applications for SiRFstarII platforms

SiRFDRive

Software for automotive applications that enhances positioning by using sensors commonly found in automobiles, such as odometers

SiRFNav

Software for automotive navigation systems that shares resources with the host processor

SiRFInstantFix

Provides quick position fix and high-sensitivity satellite acquisition in occasionally connected GPS applications

SiRFSoft

Software that enables application processors to perform the functions of a GPS baseband processor

SiRFstudio

A standards-based, end-to-end location services enabling platform designed to simplify and speed the development and deployment of location-aware applications across a broad range of mobile devices

SiRFDiRect

Software for portable navigation devices, or PND, applications designed to enhance positioning by using external sensors, gyro and accelerometer, for enhanced location performance in difficult environments

Disclaimer

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the current expectations and beliefs of management of CSR plc (“CSR”) concerning the proposed merger of SiRF Technology Holdings,
Inc. (“SiRF”) with SiRF Acquisition Sub, Inc. , a direct, wholly-owned subsidiary of CSR (the “merger”) and other future events and their potential effects on CSR.  Such statements are based upon the current beliefs and expectations of our management, are not guarantees of future results and are subject to a significant number of risks and uncertainties.  These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies and risk, many of which are beyond our control. Those factors include, without limitation:
the ability to obtain the approval of the transaction by SiRF’s stockholders and CSR’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the ability to integrate SiRF’s businesses into those of
CSR’s in a timely and cost-efficient manner; the development of the markets for SiRF’s and CSR’s products; the combined company’s ability to develop and market a multifunction radio product containing our GPS-based location technology and CSR’s bluetooth technology in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short–term; factors affecting the quarterly results of
SiRF, CSR and the combined company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of
SiRF, CSR and the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of SiRF,
CSR and the combined company to compete successfully; our product warranties; the impact of legal proceedings; the impact of the intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in SiRF’s periodic reports filed with the Securities and Exchange Commission, including its Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form
10-K and CSR’s and SiRF’s other filings with the SEC.

In connection with the proposed merger, CSR intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on
Form F-4 containing a proxy statement/prospectus for the stockholders of SiRF and each of CSR and SiRF plan to file other documents with the
SEC regarding the proposed merger transaction.   Before making any voting or investment decision, SiRF’s stockholders are urged to read the proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the proposed merger.  Investors and stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus, as well as other relevant documents containing important information about CSR and SiRF at the SEC’s website
(http://www.sec.gov) once such documents are filed with the SEC.  SiRF’s stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to CSR, Unit
400, Cambridge Science Park, Milton Road, Cambridge, CB4 -0WH, United Kingdom, Attention: Investor Relations,  +44 (0) 1223 692 000 or to
SiRF, 217 Devcon Drive, San Jose, CA, 95112-4211, Attention: Investor Relations, +1 (408) 392-8480.  Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the fiscal year ended December 31, 2007 and available on its website at
(http://www.csr.com/home.php), and information about their ownership of SiRF’s common stock is available on its website.  Information about
SiRF’s directors and executive officers and other persons who may be participants in the solicitation of proxies from SiRF’s stockholders is set forth in SiRF's annual report on Form 10-K for the fiscal year ended December 31, 2007 and SiRF's revised proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on July, 3 2008.

FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the current expectations and beliefs of management of CSR concerning the proposed merger and other future events and their potential effects on CSR, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of CSR management, are not guarantees of future results and are subject to a significant number of risks and uncertainties, and actual results may differ materially from the results anticipated in these forward looking statements. Those risks and uncertainties include, without limitation: the ability to obtain the approval of the transaction by SiRF’s stockholders and CSR’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the possibility that the proposed merger does not close when expected or at all, or that the companies may be required to modify aspects of the proposed merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the ability to integrate SiRF’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for SiRF’s and CSR’s products; the combined company’s ability to develop and market a multifunction radio product containing SiRF’s GPS-based location technology and CSR’s Bluetooth technology in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short–term; factors affecting the quarterly results of CSR, SiRF and the combined company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, SiRF and the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, SiRF and the combined company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in SiRF’s periodic reports filed with the SEC, including its Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and CSR’s and SiRF’s other filings with the SEC. The forward-looking statements in this communication are qualified by the risk factors set forth in those documents. Each statement speaks only as of the date of this communication (or any earlier date indicated in this communication) and CSR undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed merger involving CSR and SiRF. In connection with the proposed merger, CSR intends to file with the SEC a Registration Statement on Form F-4 containing a proxy statement/prospectus for the stockholders of SiRF and each of CSR and SiRF plan to file other documents with the SEC regarding the proposed merger. The definitive proxy statement/prospectus will be mailed to stockholders of SiRF. Before making any voting or investment decision, SiRF’s stockholders are urged to read the proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the proposed merger. Investors and stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus, as well as other relevant documents containing important information about CSR and SiRF at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. SiRF’s stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to CSR, Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 0WH, United Kingdom, Attention: Investor Relations (Will Gardiner, Scott Richardson Brown or Brett Gladden), +44 (0) 1223 692 000 or to SiRF, 217 Devcon Drive, San Jose, CA, 95112-4211, Attention: Investor Relations, +1 (408) 392-8480.

PARTICIPANTS IN SOLICITATION

CSR and its directors and executive officers, SiRF and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from SiRF’s stockholders with respect to the proposed merger. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the fiscal year ended December 31, 2007 and available on its website at (http://www.CSR.com/home.php). None of CSR’s directors and executive officers holds any direct or indirect interests in SiRF. Information about SiRF’s directors and executive officers and their ownership of SiRF’s common stock is set forth in SiRF's annual report on Form 10-K for the fiscal year ended December 31, 2007 and SiRF's revised proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on

Schedule 14A on July 3, 2008. Stockholders may obtain additional information regarding the interests of SiRF and its directors and executive officers and CSR and its directors and executive officers in the proposed merger, which may be different than those of SiRF’s stockholders generally, by reading the proxy statement/prospectus and other relevant documents regarding the proposed merger, when filed with the SEC.